March 18, 2014

Via EDGAR

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Dycom Industries, Inc.
Form 10-K for Fiscal Year Ended July 27, 2013
Filed September 13, 2013
File No. 1-10613

Dear Mr. O’Brien:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated February 18, 2014 to H. Andrew DeFerrari, Chief Financial Officer of Dycom Industries, Inc. (“Dycom” or the “Company”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 27, 2013, filed with the Commission on September 13, 2013 (the “Form 10-K”).  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter of February 18, 2014. For ease of reference, the Staff’s comments appear in bold immediately preceding the Company’s responses.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K or the Company’s recently filed Quarterly Report on Form 10-Q for the fiscal quarter ended January 25, 2014 (the “Form 10-Q”), as applicable. The substantive revisions made to previous disclosures in response to the Staff’s comments have been underlined for convenience.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 2

Backlog, page 6

1.
In future filings, please disclose the amount of total backlog for each period presented based on estimated value of future services, including the period estimated.  Please disclose the amount of total backlog for each period presented that is not supported by a job-specific contract.  Finally, please disclose the amount of total backlog as of the most recent period related to uncompleted contracts that you have recorded a provision for estimated losses, to the extent material.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide enhanced disclosure of its backlog, including additional disclosures outlining that all of the Company’s backlog estimates are based on contractual agreements with its customers. The Company has disclosed the following beginning with the disclosure in the Form 10-Q within Item 2, Management’s Discussion and Analysis of Financial Condition and Result of Operations – Liquidity and Capital Resources - Backlog:

Backlog. Our backlog consists of the estimated uncompleted portion of services to be performed under contractual agreements with our customers and totaled $2.147 billion and $2.197 billion at January 25, 2014 and July 27, 2013, respectively. We expect to complete 55.6% of the January 25, 2014 backlog during the next twelve months. Our backlog estimates represent amounts under master service agreements and other contractual agreements for services projected to be performed over the terms of the contracts and are based on contract terms, our historical experience with customers and, more generally, our experience in similar procurements.

Revenue estimates included in our backlog can be subject to change as a result of project accelerations, cancellations or delays due to various factors, including but not limited to commercial issues and adverse weather. These factors can also cause revenue amounts to be realized in periods and at levels different than originally projected. In many instances, our customers are not contractually committed to procure specific volumes of services under a contract. While we have not experienced any material cancellations during fiscal 2013 or the six months ended January 25, 2014, the majority of these contracts may be canceled by our customers upon notice, regardless of whether or not we are in default. Our estimates of a customer’s requirements during a particular future period may prove to be inaccurate. The amount of backlog related to uncompleted projects in which a provision for estimated losses was recorded was not material.

Backlog is considered a Non-GAAP financial measure as defined by SEC Regulation G; however, it is a common measurement used in our industry. Our methodology for determining backlog may not be comparable to the methodologies used by others.

Additionally, the Company acknowledges the Staff’s comment with respect to the amount of backlog estimates not subject to job-specific contracts. The significant majority (approximately 90% as of January 25, 2014) of the contracts included in backlog are master service agreements and other long-term agreements. The remainder of the estimated backlog are under short-term and bid contracts. The Company will add the below disclosure beginning with the quarter ended April 26, 2014:

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 3

The significant majority of our backlog estimates comprise services under master service agreements and long-term contracts.

Critical Accounting Policies and Estimates, page 23

2.
In future filings, please define the reporting unit level at which you test goodwill for impairment. Please refer to ASC 350-20-35 for guidance.  Please provide us with the disclosure you intend to include in future filings.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide enhanced disclosure of the Company’s definition of the reporting unit level at which it tests goodwill for impairment. The following is a draft of the Company’s planned disclosure in its fiscal 2014 Form 10-K within Item 7, Management’s Discussion and Analysis of Financial Condition and Result of Operations – Critical Accounting Policies and Estimates – Goodwill and Intangible Assets:

We account for goodwill in accordance with Financial Accounting Standards Board Accounting Standard Codification (“ASC”) Topic 350, Intangibles – Goodwill and Other (“ASC Topic 350”). Our goodwill and other indefinite-lived intangible assets are assessed annually for impairment as of the first day of the fourth fiscal quarter of each year, or more frequently if events occur that would indicate a potential reduction in the fair value of a reporting unit below its carrying value. We perform our annual impairment review of goodwill at the reporting unit level. Each of our operating segments with goodwill represents a reporting unit for the purpose of assessing impairment. If we determine the fair value of the reporting units goodwill or other indefinite-lived intangible assets is less than their carrying value as a result of the tests, an impairment loss is recognized. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations during the period incurred.

3.
We note that goodwill is 23% of total assets and 63% of total stockholders’ equity as of July 27, 2013.  We appreciate that you have provided investors with highlights of the key assumptions used in the estimated fair value of your reporting units in which you performed a step one analysis.  In future filings, please clarify whether the fair values of the reporting units with goodwill are considered to be substantially in excess of the carrying values (i.e., it is not reasonably likely that significant changes in the assumptions used to estimate fair value would occur and result in an impairment charge) to provide investors with a better understanding if there are reporting units with material uncertainty.  In this regard, we note the expanded disclosures you have provided for the UtiliQuest reporting unit.  In future filings, please ensure your disclosure for this reporting unit and for any other reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge includes the following:

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 4

•	Identification of the reporting unit.

•	A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.

•
A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•
A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value.  In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units’ estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide enhanced disclosure on its annual goodwill impairment analysis. The following is a draft of the Company’s disclosure to be provided in future Form 10-K filings as it pertains to the Company’s fiscal 2013 impairment analysis.  Additionally, the Company has expanded the relevant sections in the Form 10-Q to discuss the enhanced disclosure related to the UtiliQuest reporting unit.

Draft Enhanced disclosure in Form 10-K within Item 7, Management’s Discussion and Analysis of Financial Condition and Result of Operations – Critical Accounting Policies and Estimates – Goodwill and Intangible Asset (as it pertains to our 2013 impairment analysis):

We performed our annual impairment assessment as of the first day of the fourth quarter of each of fiscal 2013, 2012 and 2011 and concluded that no impairment of goodwill or the indefinite-lived intangible asset was indicated at any reporting unit for any of the years. During fiscal 2013, we performed qualitative assessments on reporting units that comprise less than 30% of our consolidated goodwill balance.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 5

The qualitative assessments indicated that it was more likely than not that the fair value exceeded carrying value for those reporting units. For the remaining reporting units we performed the first step of the quantitative analysis described in ASC Topic 350. The key valuation assumptions contributing to the fair value estimates of our reporting units were (a) a discount rate based on our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units; (b) terminal value based on terminal growth rates; and (c) seven expected years of cash flow before the terminal value for each annual test. The table below outlines the key assumptions in each of our fiscal 2013, 2012 and 2011 annual quantitative impairment analyses:

	2013	2012	2011
Terminal growth rate range	1.5% - 2.5%	1.5% - 3.0%	1.5% - 3.0%
Discount rate	11.5%	13.0%	13.5%

The discount rate reflects risks inherent within each reporting unit operating individually, which is greater than the risks inherent in the Company as a whole. The decreases in discount rates in both fiscal 2013 and fiscal 2012 are a result of reduced risk relative to industry conditions and a lower interest rate environment at the time of the analysis. We believe the assumptions used in the impairment analysis each year are reflective of the risks inherent in the business models of our reporting units and within our industry.

Except for the UtiliQuest reporting unit and the reporting units represented by the subsidiaries acquired in fiscal 2013, the Company determined that the fair values of each of the remaining reporting units was substantially in excess of their carrying values as a result of the annual assessment in the fourth quarter of fiscal 2013. For the businesses acquired in fiscal 2013, there were no significant changes in forecast assumptions between the initial valuation date and the annual impairment analysis. As a result, the estimated fair values determined during the fiscal 2013 annual impairment analysis approximated the reporting units’ carrying values. Excluding the UtiliQuest reporting unit and the reporting units represented by the subsidiaries acquired in fiscal 2013, management determined that it was not likely that significant changes in assumptions used to estimate fair value would occur and result in an impairment charge.  Specifically, if there was a 25% decrease in the fair value of any of these remaining reporting units due to a decline in their discounted cash flows resulting from lower operating performance, the conclusion of the assessment would not change. Additionally, if the discount rate applied in the fiscal 2013 impairment analysis had been 100 basis points higher than estimated for each of these remaining reporting units, and all other assumptions were held constant, the conclusion of the assessment would remain unchanged and there would be no impairment of goodwill or the indefinite-lived intangible asset.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 6

Our UtiliQuest reporting unit, having a goodwill balance of approximately $35.6 million and an indefinite-lived trade name of $4.7 million, was also tested for goodwill impairment during the fourth quarter of fiscal 2013. The key valuation assumptions used in the analysis of the reporting units, including the UtiliQuest reporting unit, are discussed above and there was no indication of impairment.  Recent operating performance, along with assumptions for specific customer and industry opportunities, were considered in the key assumptions used during the fiscal 2013 impairment analysis. We determined during the fiscal 2013 impairment assessment that the fair value of the UtiliQuest reporting unit exceeded its carrying value by approximately 20%. Management has determined the goodwill balance of this reporting unit may have an increased likelihood of impairment if a downturn in customer demand were to occur, or if the reporting unit were not able to execute against customer opportunities, and the long-term outlook for their cash flows were adversely impacted. Furthermore, changes in the long-term outlook may result in changes to other valuation assumptions. Factors monitored by management which could result in a change to the reporting unit’s estimates include the outcome of customer requests for proposals and subsequent awards, strategies of competitors, labor market conditions and levels of overall economic activity, including construction and housing activity.

As of July 27, 2013, we believe the goodwill is recoverable for all of the reporting units; however, there can be no assurances that the goodwill will not be impaired in future periods.

Revised disclosure in Form 10-Q for the quarter ended January 25, 2014 (as applicable to the Company’s footnote 7, Goodwill and Intangible Assets):

The Company’s goodwill and other indefinite-lived intangible assets are assessed annually for impairment as of the first day of the fourth fiscal quarter of each year, or more frequently if events occur that would indicate a potential reduction in the fair value of a reporting unit below its carrying value. The Company’s goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically from downturns in customer demand and other factors resulting from the cyclical nature of the Company’s business, the high level of competition existing within the Company’s industry, the concentration of the Company’s revenues from a limited number of customers, and the level of overall economic activity, including in particular construction and housing activity. During times of slowing economic conditions, the Company’s customers may reduce capital expenditures and defer or cancel pending projects. Individual reporting units may be more impacted by these factors than the Company as a whole. As a result, demand for the services of one or more of the Company’s reporting units could decline, resulting in an impairment of goodwill or intangible assets. The inputs used for fair value measurements of the reporting units and other related indefinite-lived intangible assets are the lowest level (Level 3) inputs. There were no changes in the carrying amount of goodwill for the six months ended January 25, 2014.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 7

As a result of the fiscal 2013 annual impairment analysis, the Company concluded that no impairment of goodwill or the indefinite-lived intangible asset was indicated at any reporting unit. However, the UtiliQuest reporting unit, having a goodwill balance of approximately $35.6 million and an indefinite-lived trade name of $4.7 million, has been at lower operating levels as compared to historical periods. Key fair value assumptions used in the fiscal 2013 impairment analysis of the UtiliQuest reporting unit included (a) a discount rate of 11.5% based on the Company’s best estimate of the weighted average cost of capital adjusted for risks associated with the reporting unit; (b) terminal value based on a terminal growth rate of 2.0%; and (c) seven expected years of cash flow before the terminal value. Recent operating performance, along with assumptions for specific customer and industry opportunities, were considered in the key assumptions used during the fiscal 2013 impairment analysis. The Company determined during the fiscal 2013 impairment assessment that the fair value of the UtiliQuest reporting unit exceeded its carrying value by approximately 20%. Management has determined the goodwill balance of this reporting unit may have an increased likelihood of impairment if a downturn in customer demand were to occur, or if the reporting unit were not able to execute against customer opportunities, and the long-term outlook for their cash flows were adversely impacted. Furthermore, changes in the long-term outlook may result in changes to other valuation assumptions. Factors monitored by the Company which could result in a change to the reporting unit’s estimates include the outcome of customer requests for proposals and subsequent awards, strategies of competitors, labor market conditions and levels of overall economic activity, including construction and housing activity. During the six months ended January 25, 2014, there were no events that caused a material reduction in the estimated fair value of the reporting unit. As of January 25, 2014, the Company believes the goodwill and indefinite-lived intangible asset is recoverable for all of its reporting units; however, there can be no assurances that the goodwill and indefinite-lived intangible asset will not be impaired in future periods.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 8

Liquidity and Capital Resources, page 32

4.	In future filings, please disclose the amount collected during fiscal year 2013 for balances from acquisitions, as it appears the impact was material to your fiscal year 2013 operating cash flows.

Response: The Company acknowledges the Staff’s comment and intends to provide enhanced disclosure in future filings.  Specifically, for Acquired Subsidiaries we will disclose the changes in accounts receivable and costs and earnings in excess of billings impacting operating cash flows. For fiscal 2013, the amount totaled $10.1 million and the following is a draft of the Company’s planned disclosure in its Form 10-K for fiscal 2014 within Item 7, Management’s Discussion and Analysis of Financial Condition and Result of Operations – Liquidity and Capital Resources – Cash from Operating Activities:

Cash from Operating Activities. During fiscal 2013, net cash provided by operating activities was $106.7 million. Non-cash items during fiscal 2013 were primarily depreciation and amortization, gain on sale of assets, stock-based compensation, and deferred income taxes. Changes in working capital (excluding cash) and changes in other long term assets and liabilities used $17.5 million of operating cash flow during fiscal 2013. A working capital source of cash flow during fiscal 2013 was a decrease in accounts receivable of $3.6 million.  Included in this amount is a decrease in balances for businesses acquired in fiscal 2013 of $10.1 million for the period from the acquisition date through July 27, 2013. The remaining change in accounts receivable was from the results of our legacy businesses.  Net decreases in income tax receivables was $6.0 million during the period due to the timing of payments. Working capital changes that used operating cash flow during fiscal 2013 were increases in net costs and estimated earnings in excess of billings of $12.3 million as a result of growth in operations during fiscal 2013. Other working capital changes that used operating cash flow during fiscal 2013 were decreases in accounts payable of $11.2 million as a result of timing of payments. Additionally, decreases in accrued liabilities, insurance claims and other liabilities used $2.5 million of cash flow. Net increases in other current and other non-current assets combined used $1.1 million of operating cash flow during fiscal 2013 primarily for inventory and other pre-paid costs.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 9

5.
We note that accounts receivable, net is your largest current asset at 47% of total current assets as of July 27, 2013.  We further note days sales outstanding for accounts receivable significantly increased to 48 days as of July 27, 2013, compared to 41 days as of July 28, 2013 [sic]. While we appreciate the explanation you provided for the increase, it would appear a more detailed explanation may be useful considering the significance to your liquidity. Specifically, please explain how the growth in operations during fiscal year 2013 impacted the increase in days.  Please also disclose the differing payment terms you extend to your customers, including the customers related to the Acquired Subsidiaries, which will allow investors to understand how the variations in your sales is impacting your collections.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide a more detailed description of the factors which have resulted in changes to the days sales outstanding (“DSO’s”). The Company has disclosed the following beginning with the disclosure in the Form 10-Q as it related to the increase in DSO’s within Item 2, Management’s Discussion and Analysis of Financial Condition and Result of Operations – Liquidity and Capital Resources – Cash from Operating Activities:

Cash from Operating Activities. During the six months ended January 25, 2014, net cash provided by operating activities was $67.9 million. Non-cash items during the six months ended January 25, 2014 and January 26, 2013 were primarily depreciation and amortization, gain on sale of assets, stock-based compensation, and deferred income taxes.

Changes in working capital (excluding cash) and changes in other long-term assets and liabilities provided $0.8 million of operating cash flow during the six months ended January 25, 2014. The primary working capital sources of cash flow during the six months ended January 25, 2014 were decreases in accounts receivable and net costs and estimated earnings in excess of billings of $20.1 million and $30.3 million, respectively. Our days sales outstanding (“DSO”) for accounts receivable (based on ending accounts receivable divided by average daily revenue for the most recently completed quarter) increased to 54 days as of January 25, 2014 compared to 49 days as of January 26, 2013. Our payment terms for contracts of our subsidiaries, including the Acquired Subsidiaries, vary by customer and primarily range from 30 to 60 days after invoicing the customer. Our DSO for costs and estimated earnings in excess of billings (“CIEB”) increased to 37 days as of January 25, 2014 compared to 30 days as of January 26, 2013. The increase in our DSO’s as compared to the prior year period was in part a result of the Acquired Subsidiaries having a generally slower processing cycle for invoicing and collections compared to our legacy subsidiaries. We are currently integrating the systems and processes of the Acquired Subsidiaries which we believe will reduce the time associated with invoicing and collections. Additionally, several of our legacy and Acquired Subsidiaries have performed work for certain rural customers, including projects funded in part by the American Recovery and Reinvestment Act of 2009 and have experienced longer DSO’s. These customers have increased documentation that is required and results in longer billing and collection cycle times. These projects contributed to our growth during fiscal 2013 and the increase in DSO’s.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 10

6.
We note that costs and estimated earnings in excess of billings (CIEB) is 38% of total current assets as of July 27, 2013, and 36% as of October 26, 2013.  We also note your disclosures that days sales outstanding for CIEB increased to 37 days as of October 26, 2013, compared to 33 days as of October 27, 2012.  Given the significance of CIEB to your liquidity, please provide investors with a more comprehensive understanding of how you determined that CIEB is realizable.  Specifically, your discussion and analysis should disclose to investors the amount that was billed to customers subsequent to the balance sheet date.  If a material portion of CIEB was not subsequently billed, provide an explanation as to why.  For any material amounts of CIEB related to claims and unapproved change orders, provide investors with a detailed explanation as to why you believe such amounts are collectible.  Please refer to Article 5-02(c)(4) of Regulation S-X, Item 303 of Regulation S-K, and Sections 206.02.a., 206.02.b.ii., and 501.13 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide a fuller disclosure regarding CIEB.   The Company notes that CIEB balances are billed to customers in the normal course of business and it has described changes to the level of DSO’s in the disclosure outlined in #5 above. To the extent that any material amounts of CIEB are delayed in being billed to customers, the Company acknowledges to the Staff that it will disclose the reasons in future filings. The Company has added the following beginning with the disclosure in the Form 10-Q as it related to its CIEB balances within Item 2, Management’s Discussion and Analysis of Financial Condition and Result of Operations – Liquidity and Capital Resources – Cash from Operating Activities:

CIEB balances are maintained at a detailed task-specific or project level and are evaluated regularly for realizability. Such amounts are billable in the normal course of business according to the contract terms, which may consider the completion of specific tasks or the passage of time. Project delays for commercial issues such as permitting, engineering changes, incremental documentation requirements or difficult job site conditions can extend the time needed to complete certain tasks and may delay the timing of invoicing the customer for the work performed. We were not experiencing any material project delays or other circumstances that would impact the realizability of the CIEB balance as of January 25, 2014. Additionally, there are no material amounts of CIEB related to claims or unapproved change orders as of January 25, 2014 or July 27, 2013. As of January 25, 2014, we believe that none of our significant customers was experiencing financial difficulties that would impact the realizability of our CIEB or the collectability of our trade accounts receivable.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 11

Revenue Recognition, page 46

7.	In future filings, please expand your policy to address each of the following:

•
Provide quantitative information for the different methods of revenue recognition to allow investors to better understand how your various recognition policies are impacting your consolidated statements of operations.

•	Provide a description of the different types of contracts you use, including the typical terms of these contracts and how the type of contract may impact revenue recognition.

•
Provide a description of the facts and circumstances in which you combine two or more contracts or segment a contract into two or more contracts for revenue recognition purposes.  Please ensure you explain how the decision to combine contracts or segment a contract may impact revenue recognition.  To the extent that combining contracts or segmenting a contract is materially impacting your operating results for any period presented, please provide investors with quantified disclosures of the impact.

•	Provide a description of how unapproved change orders and/or claims impact revenue recognition.

•	Disclose the amount of revenue recognized for each period presented that relates to unapproved change orders and/or claims.

Please refer to ASC 605-35 for guidance.  Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment.

RESPONSE: Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not combine or segment contracts.  Additionally, in future filings the Company intends to provide enhanced disclosure on revenue recognition.  The following is the Company’s disclosure that it would have included in its fiscal 2013 Form 10-K within Item 8, Notes To The Consolidated Financial Statements – Note 1 – Accounting Policies as revised for Staff’s comments:

Revenue Recognition- The Company recognizes revenues under the percentage of completion method of accounting using the units-of-delivery or cost-to-cost measures. A majority of the Company’s contracts are master service agreements and other arrangements with customers which contain customer-specified service requirements, such as discrete pricing for individual tasks. Revenue is recognized under these arrangements based on units-of-delivery and revenue is recognized as each unit is completed. There were no material amounts of unapproved change orders or claims recognized during fiscal 2013, 2012, or 2011. Revenues from contracts using the cost-to-cost measures of completion are recognized based on the ratio of contract costs incurred to date to total estimated contract costs and represented less than 10% of the Company’s contract revenues during each of fiscal 2013, fiscal 2012, and fiscal 2011. In addition, the Company has an immaterial amount of revenue for services provided under time and material contracts that are recognized as the work is performed. The current asset “Costs and estimated earnings in excess of billings” represents revenues recognized in excess of amounts billed. The current liability “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognized.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 12

Application of the percentage of completion method of accounting requires the use of estimates of costs to be incurred for the performance of the contract. The cost estimation process is based on the knowledge and experience of the Company’s project managers and financial professionals. Factors that the Company considers in estimating the work to be completed and ultimate contract recovery include the availability and productivity of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance and the recoverability of any claims. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in changes to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued. For fiscal 2013, 2012, and 2011, there have been no material changes in estimates for amounts in the consolidated financial statements.

8.
In future filings, please disclose the impact of any material changes in estimates to your consolidated financial statements to the extent material.  Please refer to ASC 605-35-25-85, 605-35-25-86, 605-35-50-9, and 250-10-50-4 for guidance.  Please provide us with the disclosures you intend to include in future filings.

RESPONSE: The Company acknowledges the Staff’s comment and to the extent material, will disclose the impact of any material changes in estimates to its financial statements in future filings. As noted to the response to #7 above, the Company intends to disclose there have been no material changes in estimates for amounts in the consolidated financial statements.

Per Share Data, page 48

9.
Please tell us how your stated accounting policy for the inclusion of performance vesting restricted share units in diluted earnings per common share complies with the guidance in ASC 260-10-45-31 and 45-48 – 45-57.

RESPONSE: The Company acknowledges the Staff’s comment. In accordance with ASC 260-10-45-48, prior to the satisfaction of the performance criteria, the number of performance shares included in the Company’s diluted EPS is based on the number of shares, if any, that would be issuable under the terms of the performance share award agreements as if the end of the reporting period were the end of the contingency period (assuming the result would be dilutive). To the extent included, our performance shares are in the denominator of diluted EPS as of the beginning of the period, or as of the grant date of the share-based payment, if later.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 13

For our performance awards, the performance criteria relate to target percentages for earnings as a percentage of contract revenues and target ratios for operating cash flow as compared to net income. We perform an evaluation each period to see if the target ratios are achieved at the end of each period.  If the applicable targets are met, the Company considers the shares outstanding for dilutive purposes. If the applicable targets are not fully met, the number of performance shares included in diluted EPS is based on the number of shares, if any, that would be issuable under the terms of the performance share award agreements as if the end of the reporting period were the end of the contingency period (assuming the result would be dilutive).

Additionally, the Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company will clarify its disclosure of performance vesting shares related to its dilutive shares outstanding.  The following is a draft of the Company’s planned disclosure for its fiscal 2014 Form 10-K within Item 8, Notes To The Consolidated Financial Statements – Note 1 – Accounting Policies:

Per Share Data – Basic earnings per common share is computed based on the weighted average number of shares outstanding during the period, excluding unvested restricted share units. Diluted earnings per common share includes the weighted average common shares outstanding for the period and dilutive potential common shares, including unvested restricted share units. Performance share awards are included in diluted weighted-average number of common shares outstanding based upon the quantity that would be issued if the end of the reporting period was the end of the term of the award.  Options, restricted share units, and performance share awards, are included in diluted weighted-average number of common shares outstanding by applying the treasury stock method. Common stock equivalents related to stock options are excluded from diluted earnings per common share calculations if their effect would be anti-dilutive.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 14

Segment Information, page 49

10.
We note that you are aggregating your operating segments into one reporting segment, as you have determined the guidance in ASC 280-10-50-11 has been met.  Please tell us and expand your disclosure in future filings to disclose the basis of organization (i.e., how your operating segments are organized).  In addition, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment.  In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated.  Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information.  Please ensure that you also show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.  Please refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36 for guidance.

RESPONSE:  The Company’s operating segments, each of which consists of a legal subsidiary (or in limited cases, the combination of two or more subsidiaries), totaled 30 segments in fiscal 2013.  These 30 operating segments provided specialty contracting services on a decentralized basis predominantly to customers in the telecommunications industry.  Each of our operating segments’ presidents report directly to Dycom’s Chief Operating Officer (“COO”).  Dycom’s COO reports directly to Dycom’s Chief Executive Officer, who is the chief operating decision maker (“CODM”).  There are not any geographic or functional management structures between the operating segments and Dycom’s COO.  Additionally, no detailed financial information is prepared by the Company to summarize its operating segments by geographic or other functional measures.  Further, during fiscal 2013 the Company acquired substantially all of the telecommunications subsidiaries of Quanta Services, Inc.   The nature of business, services, customers, methods and industry environment for these newly acquired subsidiaries are the same as Dycom’s existing operating segments and the Company’s reporting and organization structure did not change as a result of the acquisition.

The Company has aggregated its operating segments into one reportable segment based on their similar economic characteristics, along with consideration of the other criteria of ASC Topic 280 including: (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment. The Company has more fully described each of these areas and management’s consideration of the aggregation criteria, including the evaluation of key qualitative and quantitative metrics.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 15

Background information regarding our operating segments is noted below:

•
All of our operating segments provide services to one or more customers in the telecommunications industry.  During fiscal 2013, nearly 90% of revenue was from telecommunications customers.  To a lesser extent, the operating segments also provide similar services to electric and gas utility and other customers.

•
Revenues from Dycom’s Top 10 customers, who were all in the telecommunications industry, for fiscal 2013 were approximately 74%.  Substantially all of the operating segments have worked for at least one of Dycom’s Top 10 customers.

•
There were more than 75 common customers between the operating segments (individual customers that contracted with more than one of Dycom’s operating segments). Each of Dycom’s Top 5 customers generated revenues for 10 or more of the operating segments.   One of the Top 5 customers generated revenues in over two-thirds of the 30 operating segments.

•
Many of the operating segments subcontract from sister operating segments when additional labor crews are needed in specific areas.  For fiscal 2013, there were over 60 arrangements between sister operating segments to perform subcontracted work. More than half of the operating segments had intercompany arrangements with multiple other operating segments to perform or receive subcontracted services.

The nature of the products and services

The Company is a provider of specialty contracting services.  These services are provided on a decentralized basis through its operating segments throughout the United States and, to a small extent, in Canada. These services include engineering, construction, maintenance, locating and installation services to telecommunications providers, electric and gas utilities and others. The vast majority of the operating segments provide a combination of these tasks for their various customers. Operating segments are evaluated by their performance as a whole and are not segregated or reviewed by task. The Company’s operating segments provide the labor, tools and equipment necessary to design, engineer, locate, maintain, expand, install and upgrade the infrastructure on behalf of these customers.

The Company has determined that the nature of services is the same among the operating segments.

The nature of the production processes

The services provided by each operating segment are labor intensive and are completed based on job criteria specified by the customer.  Labor and subcontracted labor combined was the largest cost component for all the operating segments.  Each of the Company’s operating segments:

a)	recruit, hire and train similarly skilled employees;

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 16

b)	respond to customer requests for specialty contracting services by:
•	providing skilled labor crews to a site designated by the customer and managing their productivity and quality of work; and
•	supplying the specialty tools and equipment necessary for the labor crew to complete the specified service; and
c)	bill and administer the production process.

Many of the operating segments subcontract from sister operating segments when additional labor crews are needed in specific areas.  For fiscal 2013, there were over 60 arrangements between sister operating segments to perform subcontracted work. More than half of the operating segments had intercompany arrangements with multiple other operating segments to perform or receive subcontracted services.

Each of the operating segments have similar capital spending requirements for vehicles and equipment.  In many cases these assets are transferred between the operating segments to address fluctuations in demand.  During fiscal 2013, substantially all of the operating segments either bought or sold similar fixed assets from a sister operating segment.

The Company has considered the nature of the production process and believes that it is similar throughout all of the operating segments.

The type or class of customer for their products and services

The operating segments all provide services to the same type of customer. Each of our operating segments have multiple customers and most operate in multiple states. Dycom’s customer base consists of telecommunication providers, electric and gas utilities and other utilities.  There is concentration of customers in the telecommunications industry and these customers offer competing products for voice, video and data services to their end users.  The Company provides its services to these customers through its operating segments.  For fiscal 2013, Dycom’s top ten customers were all in the telecommunications industry and accounted for approximately 74% of total revenues and included AT&T, CenturyLink, Comcast, Verizon, Windstream, Charter, Time Warner Cable, Frontier Communications, Ericsson, and Cablevision.  For fiscal 2013, 29 of our 30 operating segments provided services to one or more of these top ten customers. The one operating segment that did not work for a top ten customer worked for a smaller telecommunication customer and represented only 0.2% of the Company’s revenues during fiscal 2013.

The Company has considered the customer base of the operating segments and believes that the type or class of customers are similar throughout all of the operating segments.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 17

The methods used to distribute their products or provide their services

The vast majority of our operating segments provide services in multiple states.  The operating segments work in all 50 states and there is overlap of operating segments in 49 out of the 50 states.  For operating segments which represented over 5% of revenue in fiscal 2013 or budgeted for fiscal 2014, all worked in at least 7 states in 2013 and overlapped in 28 states.  Based on the extensive overlap of operating segments across service areas and customers, geographic summaries of operating performance would not be meaningful and are not analyzed by the Company.  Although insignificant, the Company generates less than 1% of revenue from services provided in Canada and discloses this amount in accordance with ASC 280.

Each operating segment is marketed primarily through the efforts of the management of the segment and each operating segment provides services for customers under contracts to customers that are competitively bid or individually negotiated. Dycom’s CODM is also involved in determining which operating segments will pursue certain larger opportunities and consideration is based on existing customer relationships and other factors contributing to the success of the bid. Services are provided by each operating segment through skilled labor crews performing work at a site designated by the customer.  Additionally, our operating segments supply the specialty tools and equipment necessary for the labor crew to complete the specified service.  The operating segments do not manufacture any products. However, certain customer contracts require the operating segments to furnish materials such as fiber optic cable. These materials are inventoried, handled and distributed by the operating segments in a similar manner.

The Company believes all of the operating segments have similar methods used to provide their services.

Regulatory environment

Although none of the Company’s operating segments fall specifically under a regulatory body, such as the banking or insurance industry, all of the operating segments have oversight by occupational safety agencies such as OSHA. Additionally, many of our telecommunications customers are regulated by the Federal Communications Commission (“FCC”).  As a result, if the FCC alters its application of current regulations or imposes additional regulations, each of our operating segments could be impacted as our customers may reduce expenditures which could impact the demand for specialty contracting services among our operating segments.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 18

Similar economic characteristics

ASC Topic 280 notes operating segments have similar long-term financial performance if they have similar economic characteristics. As noted by ASC Topic 280, many different factors may be considered in determining whether the economic characteristics of a company’s segments are similar. While performance factors such as revenues and gross margins are considered by the Company when assessing whether our segments have substantially similar economic characteristics, the Company also considers other qualitative factors, such as the manner in which the segments are operated, cost structure, opportunities for growth and inherent risks.

The risks of the business are the same throughout each operating segment. Each operating segment is impacted by the Company’s operational risks as outlined in the risk factors of the Fiscal 2013 Form 10-K, including that the demand for our services is cyclical and vulnerable to downturns affecting the customers we serve. Each of the segments operate within the same economic environment characterized by swings in demand brought about by rapid changes in economic or technological factors. An example of this occurred during the recession in fiscal 2009 when lower operating results were experienced as customer spending declined. Demand for the services provided is also influenced by the level of overall economic activity, including construction and housing activity.

In addition to the similar risks, each of the operating segments have similar opportunities for growth within the industry in which we operate. For example, beginning in fiscal 2011, the Company has been experiencing the effect of an improving environment as a result of industry opportunities such as cellular backhaul initiatives, broadband stimulus funding, customers accelerating the deployment of fiber to small and medium businesses, wireless carriers upgrading technologies, and customers deploying Fiber to the Home or Node technologies to enable video offerings. Although demand levels may vary by operating segment based on customer spending during the a specific period, we believe the opportunities for growth are the same throughout all operating segments.

We have provided supplemental information to the Staff presenting the key quantitative metrics for each of the Company’s operating segments in excess of 3% of Dycom’s total contract revenues in either fiscal 2013 or budgeted 2014. This information consists of the 13 operating segments representing approximately 75% of the Company’s revenue in either fiscal 2013 or budgeted 2014.  The Company has provided details of revenue and gross margin percentages for each of the last five fiscal years and budgeted full year fiscal 2014.  Budgeted full year fiscal 2014 information is based on our actual results for the first two fiscal quarters and the budgeted third and fourth quarters of fiscal 2014.  The Company has not prepared budget information for the operating segments beyond fiscal 2014.  The remaining 17 of the 30 operating segments each represent less than 3% of the Company’s total revenues and were not included in the supplemental information provided based on their individual insignificance. These remaining 17 operating segments have similar economic characteristics as those provided in the supplemental information provided to the Staff.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 19

The Company has determined gross margin is the key metric for assessing similarity among its operating segments and notes that the operating segments each achieve gross margins that vary over time but are within a similar range.  The CODM uses gross margins to assess performance and allocate resources. Gross margins are strong indicators of how well an operating segment manages its contract negotiations, labor productivity and cost containment. Based on the significant overlap of customers between the operating segments and all of the other similarities, gross margins provide a good comparative measure.  If gross margins realized over a period of time are not at an acceptable level at a specific operating segment, measures are taken to improve the results to be in line with the Company’s expectations. Other financial measures besides gross margins are available; however, they are of lesser importance in evaluating the operating segments as they provide less insight into the potential resource needs and performance of the operating segments.

For analysis purposes, the Company has presented more details on the key metrics of the top 7 operating segments (comprised of those with over 5% of revenue).  Background information on these 7 is as follows:

•
Of these 7 operating segments, only 2 have revenues over 10% and the highest significance for either of these was only 11.3% of revenue in fiscal 2013. In total, these 7 represent approximately 54% of the Company’s total revenues for fiscal 2013.

•	The 7 operating segments received approximately two-thirds of their revenue from Dycom’s Top 5 customers and 85% of their revenues from customers within Dycom’s Top 10 customers for fiscal 2013.
•	Each of the 7 operating segments had revenues from more than one of Dycom’s Top 5 customers. In addition, there were more than 15 common customers between these operating segments.
•	Between these 7 operating segments, there were over 20 intercompany arrangements where sister operating segments performed or received work on behalf of the operating segments.
•	These 7 operating segments worked in 42 states in 2013, with each of the 7 working in at least 7 states in fiscal 2013. Additionally, they overlapped in 28 states.
•	Each of the 7 operating segments have gross margins within a similar range and are expected to be within a similar range over the long-term.

The Company notes that the gross margins of all the Company’s operating segments have averaged 19% since 2009.  Additionally, the Company averaged the low and high gross margins of its operating segments from fiscal 2009 through fiscal 2014 which resulted in an average low and high range of 16% to 22%. For 5 of the top 7 operating segments (Segments B, D, E, F, and I in the supplementary information provided to the Staff), the gross margins were closely aligned to the overall average of 19%. The other two operating segments (Segment A and L) were slightly further from the average gross margin, which is discussed below:

•
Operating Segment A with 11% of total revenue in fiscal 2013 achieved an average gross margin of 25%. This operating segment has worked for its primary customer for over a decade. It has experienced operating efficiencies over time and benefits from the larger relative scale of its operations.  The Company notes that Segment A’s range of gross margins is similar to the other operating segments, and other operating segments have periodically achieved gross margins higher than Segment A.  For example, Segment D (24.3% in 2009), Segment F (23.3% and 24.4% in fiscal 2009 and 2010, respectively) and Segment K (23.1% in 2011).  All of these are near Segment A’s average and above Segment A’s 22.8% in 2009.  The Company has determined that Segment A and the other operating segments have similar economic characteristics over the long-term.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 20

•
Operating Segment L with less than 8% of revenue had an average gross margin of 15% with a high of 19.8% in fiscal 2009.  In recent periods, Segment L has exited contracts that were not achieving acceptable margin levels. The impact of these contracts and the related costs to scale back operations have negatively impacted Segment L’s margins over the recent periods.  Through tighter cost control and focus on productivity, the segment’s gross margins are expected to improve in the near term during fiscal 2014 and over the long-term.  The Company has determined that Segment L and the other operating segments have similar economic characteristics over the long-term and that Segment L’s margins being slightly further from the average is temporary.

The Company considered budgeted 2014 and its long-term gross margin expectations for these and other operating segments. Based on the continued similarity of customer opportunities and operating methods between the operating segments, gross margins are expected to continue to converge over time.

The Company has determined that each of the operating segments has similar economic characteristics.  As the supplementary information provided to the Staff further demonstrates, the level of revenue varies from operating segment to operating segment and within an individual operating segment from period to period. These changes are based on the level of contract activity as well as the number of contracts the particular operating segment has been successful in being awarded.  For example, if two operating segments are working for the same customer in different areas, one operating segment may have recently completed a project while the other operating segment is just beginning a project.  While understanding this change assists management in the allocation of resources, the variability of the revenue change between the operating segments does not change the economic similarities of the two operating segments.   Accordingly, total revenue trend comparisons between operating segments are less meaningful than overall customer activities across the operating segments.

Margins also vary within an individual operating segment from period to period and can vary between the operating segments. The margins and revenue changes are a reflection of variables associated with the particular projects or contracts in place at each of the operating segments during the applicable period of time.  Customers are at varying stages of their deployment of infrastructure ranging from the cycle of growth and facility upgrade to the cycle of maintenance and installation.  Additionally, customer budgets and spending varies over time and are impacted by phased deployments which affects the timing of demand at an operating segment over the long-term. Operating segments continue to provide services to the customers as they go through their cycles.  The margins associated with each activity and within the scope of work of each contract will vary through the cycle and the individual operating results will fluctuate accordingly.  These margin variations are not the result of different economic characteristics among the operating segments, or within an individual operating segment.  Rather, the margins are influenced by customer spending initiatives and the demand level impacting a particular operating segment at a particular time.  Gross margin is also impacted at each operating segment by a number of factors such as labor productivity, the competitiveness of the bidding to obtain the contract, start-up costs, fuel costs, level of direct materials provided, and weather. Inclement weather can have an adverse impact on margins while severe storms and the related storm restoration work can have a favorable impact to margins.  Additionally, margins also vary based on how well each operating segment manages its contract negotiations and cost containment. If margins realized over a period of time are not consistent with long-term goals, measures are taken by management to improve the results to be in line with the Company’s expectations.  Irrespective of the variances, the Company manages each of the operating segments in the same manner and believes they have the same long-term future opportunities and are expected to achieve similar gross margins.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 21

The Company regularly reviews the criteria used to aggregate its operating segments.  Key factors in the Company’s analysis as outlined above include that the operating segments have the same economic characteristics, along with the same:

(a) Nature of the products and services – The specialty contracting services of the operating segments are all similar; revenues are not derived from any other lines of business;

(b) Nature of the production processes - Each of the Company’s operating segments is in the business of providing labor services and supplying tools and equipment necessary for the labor crew to complete the service for the customer. The services provided by each operating segment are all similar;

(c) Type or class of customer for their products and services – Each operating segments’ customer base consists of telecommunication providers, electric and gas utilities and other utilities;

(d) Methods used to distribute their products or provide their services - Each operating segment has a similar cost structure, manages its marketing and sales efforts in the same manner and obtains contracts in a similar manner.  Additionally, the majority of the operating segments have overlapping customers and geographies with other sister operating segments and share resources; and

(e) Nature of the regulatory environment – There are no differences in the regulatory environment in which the operating segments provide their services.

Finally, the Company considered that only 2 of the 30 operating segments had revenue which exceeded 10% of total revenue, and the highest significance for either of these was only 11.3% of revenue in fiscal 2013.

In conclusion, the Company has determined that aggregation of the operating segments into one reporting segment is appropriate based on the analysis outlined above. Any grouping of the 30 operating segments, other than as one reportable segment, would be arbitrary and would not be consistent with how management operates the Company.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 22

The Company acknowledges the Staff’s comment with respect to expanded disclosure on how the operating segments are organized and will disclose the following beginning with its Form 10-Q for the quarter ending April 26, 2014 within Item 1, Notes To The Consolidated Financial Statements – Note 1 – Basis of Presentation and Accounting Policies:

Segment Information –  The Company operates in one reportable segment as a specialty contractor, providing engineering, construction, maintenance and installation services to telecommunications providers, underground facility locating services to various utilities including telecommunications providers, and other construction and maintenance services to electric and gas utilities and others.  The Company operates on a decentralized basis through its operating segments, each of which consists of a legal subsidiary (or in limited cases, the combination of two or more subsidiaries).  The management of the Company’s operating segments all report directly to Dycom’s Chief Operating Officer (“COO”).  Dycom’s COO reports directly to Dycom’s Chief Executive Officer, who is the chief operating decision maker.  All of the Company’s operating segments have been aggregated into one reportable segment due to their similar economic characteristics, nature of services and production processes, type of customers, and service distribution methods. The Company’s services are provided by its operating segments throughout the United States and in Canada. Revenues from services provided in Canada were approximately $x.x million and $x.x million during the three and nine months ended April 26, 2014, respectively, and $3.3 million and $9.7 million during the three and nine months ended April 27, 2013, respectively. The Company had no material long-lived assets in Canada at April 26, 2014 or July 27, 2013.

4. Accounts Receivable, page 53

11.
In future filings, please disclose the amount, if any, representing claims or other similar items subject to uncertainty.  Please also confirm to us that there are no material amounts, other than retainage balances, that are expected to be collected after one year.  Please refer to Article 5-02.3(c) of Regulation S-X for guidance.

RESPONSE: The Company acknowledges the Staff’s comments and has added the following to its disclosure beginning with the Form 10-Q within Item 1, Notes To The Consolidated Financial Statements – Note 4 – Accounts Receivable:

There were no material accounts receivable amounts representing claims or others similar items subject to uncertainty as of January 25, 2014 or July 27, 2013. The Company expects to collect the outstanding balance of accounts receivable, net, including retainage amounts, within the next twelve months.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 23

5. Cost and Estimated Earnings in Excess of Billings, page 54

12.	In future filings, please provide the following additional disclosures:

•	The amount, if any, representing claims or other similar items subject to uncertainty along with a description of the nature and status of the principal items comprising such amount.
•	The amount expected to be collected after one year.
•	The amount related to the Acquired Subsidiaries or disclose the amount is immaterial.

Please refer to Article 5-02.3(c) of Regulation S-X for guidance.

RESPONSE: The Company acknowledges the Staff’s comments and has enhanced its disclosure as described below. Additionally, with respect to acquired CIEB from the Acquired Subsidiaries, no material amounts remain unbilled as of January 25, 2014. The Company has added the following to its disclosure beginning with its Form 10-Q for the quarter ended January 25, 2014 within Item 1, Notes To The Consolidated Financial Statements – Note 5 – Costs and Estimated Earnings in Excess of Billings:

As of January 25, 2014, the Company expects that substantially all of its CIEB will be billed to customers and collected in the normal course of business within the next twelve months. Additionally, there were no material CIEB amounts representing claims or other similar items subject to uncertainty as of January 25, 2014 or July 27, 2013.

20. Supplemental Consolidating Financial Statements, page 69

13.
Please revise your disclosure in future filings to clarify that all of the guarantor subsidiaries and the issuer are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct.  In this regard, we note your reference to the guarantor subsidiaries as “wholly-owned”, which has a different meaning than 100% owned.  Please also refer to Article 1-02(aa) of Regulation S-X for guidance.

RESPONSE:  The Company acknowledges the Staff’s comments and has clarified that all of the guarantor subsidiaries and the Issuer are 100% owned by the Parent beginning with the disclosure in the Form 10-Q. Please see #14 below.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 24

14.
We note your disclosure that the notes are fully and unconditionally guaranteed by the guarantor subsidiaries and parent.  Please confirm to us that there are no circumstances the guarantor subsidiaries or parent may be released entirely from its obligations to guarantee the Notes. Otherwise, please provide us with a description of each release provision and confirm that in future filings you will note the release provisions each time that you disclose the guarantees are full and unconditional, along with a description of the release provisions.

RESPONSE: The Company acknowledges the Staff’s comments and has disclosed the following beginning with the disclosure in the Form 10-Q within Item 1, Notes To The Consolidated Financial Statements – Note 19 – Supplemental Consolidating Financial Statements:

   On January 25, 2014 and July 27, 2013, Dycom Investments, Inc. (the “Issuer”) had outstanding an aggregate principal amount of $277.5 million of 2021 Notes. The 2021 Notes are guaranteed by Dycom Industries, Inc. (the “Parent”) and substantially all of the Company’s subsidiaries. Each guarantor and non-guarantor subsidiary is 100% owned, directly or indirectly, by the Issuer and the Parent. The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and Parent. The Indenture contains certain release provisions for the guarantor subsidiaries and the Parent. With respect to the guarantor subsidiaries, these provisions include release upon (i) the sale or other disposition of all or substantially all of the assets of a guarantor or a sale or other disposition of all of the capital stock of a guarantor, in each case, to a person that is not the Issuer, the Parent or a restricted subsidiary of the Parent, (ii) the designation of a restricted subsidiary that is a guarantor as an unrestricted subsidiary, (iii) the legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture, and (iv) the release of a guarantor of its guarantee of any credit facility. The Parent may not be released from its guarantee under any circumstances, except in the event of legal or covenant defeasance of the Notes or of satisfaction and discharge of the Indenture or pursuant to a provision of the Indenture which limits the Parent’s liability under its guarantee in order to prevent a fraudulent conveyance. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to Issuer or Parent, within the meaning of Rule 3-10 of Regulation S-X.

Management’s Report on Internal Control over Financial Reporting, page 82

15.
Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Terence O’Brien United States Securities and Exchange Commission March 18, 2014 Page 25

RESPONSE: The Company acknowledges the Staff’s comments and in its fiscal 2014 Form 10-K will clarify it utilized the 1992 version of Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess our internal control over financial reporting.

Exhibits 31

16.	In future filings, please ensure the certifications are identical to the language included in Item 601(b)(31) of Regulation S-K. In this regard, please refer to paragraph 4.d.

RESPONSE: The Company acknowledges the Staff’s comments and in future filings will ensure the certifications are identical to the language included in Item 601(b)(31) of Regulation S-K.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions concerning the matters referred to in this letter, or if you require additional information, please call the undersigned at (561) 627-7171.

Very truly yours, /s/ H. Andrew DeFerrari H. Andrew DeFerrari Chief Financial Officer

Cc:	Richard B. Vilsoet, General Counsel, Dycom Industries Inc.
Robert Treuhold, Shearman & Sterling LLP